Travelers Series Trust
File Number 811-6465
Question 77 C
Social Awareness Portfolio


SHAREHOLDER RESPONSE SUMMARY REPORT
THE TRAVELERS SERIES TRUST
SOCIAL AWARENESS STOCK PORTFOLIO
June 27, 2005


To approve or disapprove an Agreement and Plan of Reorganization whereby the Social Awareness Stock Portfolio of The Travelers Series Trust (the "Trust Portfolio") will be reorganized with and into the Social Awareness Stock Portfolio (the "Fund Portfolio") of Travelers Series Fund Inc. The Plan contemplates
(a) the transfer of substantially all of the assets and all of the liabilities of the Trust Portfolio to the Fund Portfolio in exchange for shares of the Fund Portfolio, and (b) the distribution of such shares of the Fund Portfolio to the shareholders of the Trust Portfolio in connection with the liquidation of the Trust Portfolio.

	No. of
Shares
Affirmative	3,318,707.880
Against	245,197.754
Abstain	304,915.366
Total	3,868,821.000



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